FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


 Kalin                           Richard
(Last)                           (First)

  NY    10119
                                  (City) (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc./NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


 September/2000


5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

President

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:


1. Title of Security:

  Common Stock

  Common Stock

  Common Stock


2. Transaction Date:

   9/20/00

   9/20/00

   9/20/00
75:   (Month/Day/Year)


3. Transaction Code:

   Code          V

    X

    M

    M


4. Securities Acquired (A) or Disposed of (D):

Amount     (A) or (D)           Price

50,000             A                   $2.25

 1,875             A                   $2.20

 1,250             A                   $1.78


5. Amount of Securities Beneficially Owned at End of Month:


   1,165,835*


6. Ownership Form-Direct (D) or Indirect (I):

    D

    I

    I


7. Nature of Indirect Beneficial Ownership:

   -

   By Wife

   By Wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):


1. Title of Derivative Security:

   Common Stock

   Common Stock

   Common Stock

   Common Stock


2. Conversion or Exercise Price of Derivative Security:

    $2.25

    $2.20

    $1.78

    $8.625


3. Transaction Date (Month/Day/Year):

    9/20/00

    9/20/00

    9/20/00

    9/22/00

4. Transaction Code:

   Code          V

    X

    M

    M

    J


5. Number of Derivative Securities Acquired (A) or Disposed of
   (D):

     50,000 (D)

      1,875 (D)

      1,250 (D)

     50,000 (A)


6. Date Exercisable and Expiration Date (Month/Day/Year):

   10/27/95                              10/27/00

    9/20/98                               9/20/02

   05/10/00                               9/20/05

    9/22/01                               9/22/05
(Date Exercisable)        (Expiration Date)


7. Title and Amount of Underlying Securities:

 Common Stock                            50,000

 Common Stock                             1,875

 Common Stock                             1,250

 Common Stock                            50,000
(Title)                          (Amount of Number of Shares)


8. Price of Derivative Security:

  -

  -

  -

  -

9. Number of Derivative Securities Beneficially Owned at End of
   Month:

    184,375

10. Ownership Form of Derivative Security: Direct (D) or Indirect
    (I):

    D

    I

    I

    D

11. Nature of Indirect Beneficial Ownership:

   -

  By Spouse

  By Spouse

   -
Explanation of Responses:

J - Grant of non-incentive stock option.

* Includes (i) options to purchase an aggregate of 175,000 shares of Micronetics Wireless, Inc. Common Stock (the "Common Stock") whether or not presently exercisable (ii) 10,000 shares of Common Stock owned by his minor son (iii) 437,225 shares of Common Stock and options to purchase 9,375 shares of Common Stock owned by Mr. Kalin's wife whether or not presently exercisable as to which he disclaims beneficial ownership.

** Represents total number of options to purchase Micronetics
Common Stock held by Mr. Kalin & his wife, whether or not presently exercisable.


/s/Richard S. Kalin                                       10/6/00
Signature of Reporting Person                    Date


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